Exhibit 99.2

Ordinary and Extraordinary General Shareholders Meeting o

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

March 21st, 2024

In the City of Mexico, the registered office of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the "Company"), at eleven o'clock on March 21st, 2024, the shareholders of the Company and the representatives of the shareholders indicated in the attendance list met at the address located at Paseo de los Tamarindos 90, Torre II, Floor 28, Colonia Bosques de las Lomas, Cuajimalpa de Morelos, Mexico City, 05120, for the purpose of holding an ordinary and extraordinary general shareholders' meeting, duly convened in accordance with the provisions of the Company's bylaws, by means of the first call published in the "Reforma" newspaper on February 29th, 2024, as well as through publication in the electronic system of the Ministry of Economy. A copy of said publications is attached to the record of this Minutes as Annex "1". A copy of the attendance list along with copies of: (i) the respective power of attorney letters, (ii) the certifications issued to the shareholders by the S.D. Indeval Institution for the Deposit of Securities, S.A. de C.V. and the different custodians participating in that institution, and (iii) the shareholding list issued on March 12, 2024 by the S.D. Indeval Institution for the Deposit of Securities, S.A. de C.V., are attached to the record of this Minutes as Annex "2".

In accordance with the provisions of Article Twenty-First of the Company's bylaws, the meeting was chaired by Mr. Lorenzo Manuel Berho Corona, in his capacity as Executive Chairman of the Board of Directors of the Company, and Mr. Alejandro Pucheu Romero, the proprietary secretary of the Board of Directors of the Company, acted as secretary.

In accordance with Article Twenty-First of the Company's bylaws, the chairman appointed Ms. Claudia Alejandra Márquez Rueda and Ms. Navil Rosario Marín Escamilla as scrutineers, who, after accepting their office, proceeded to examine: (1) the attendance list, (2) the shareholding list issued on March 12, 2024 by the S.D. Indeval Institution for the Deposit of Securities, S.A. de C.V., and (3) the power of attorney letters exhibited by the representatives of the shareholders, in order to carry out the count of the shares represented in this ordinary and extraordinary general meeting. Once this was done, the scrutineers certified that, for the ordinary general meeting, 89.30% (eighty-nine point thirty percent) of the shares representing the subscribed, paid-up, and voting share capital in the matters of the ordinary general meeting were represented; while for the extraordinary general meeting, 89.17% (eighty-nine point seventeen percent) of the shares representing the subscribed, paid-up, and voting share capital in the matters of the extraordinary general meeting were represented; therefore, in accordance with the provisions of Articles Twenty-Third and Twenty-Fourth of the Company's bylaws, there is the necessary quorum for the convening of this ordinary and extraordinary general shareholders' meeting on first call. The scrutineers stated that this percentage was determined without considering the shares that are currently in the Company's treasury, which, in accordance with the provisions of Article 56 of the Securities Market Law, do not have corporate or economic rights and therefore are not counted for the quorum of this ordinary and extraordinary general meeting.

For the purposes of Article 49, Section III of the Securities Market Law, the secretary hereby informs that the shareholders' representatives in this meeting prove their identity through the power of attorney forms issued for this purpose by the Company and made available to them since the date of publication of the respective call or through powers of attorney issued in accordance with common legislation.

Having reviewed the scrutineers' report, the chairman declared this ordinary and extraordinary general shareholders' meeting legally convened and welcomed the attendees.

Afterwards, the chairman read the agenda published for the ordinary general shareholders' meeting in the terms as follows:

AGENDA FOR THE ORDINARY MEETING

I.	Presentation, and in its case, approval of the 2023 annual report by the CEO.

II.	Presentation, and in its case, approval, of the 2023 annual report by the Board of Directors referred to in fraction IV of Article 28 of the Securities Market Law.

III.	Presentation, and in its case, approval, of the 2023 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, Environmental, Social and Corporate Governance Committees.

IV.	Report on the compliance of tax obligations of the Company and its subsidiaries, during 2023.

V.	Presentation, and in its case, approval, of the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year 2023, including the report from the external auditor for the Company.

VI.	Presentation, and in its case, approval of the decree and payment of a cash dividend, delegation of authority to the Board of Directors.

VII.	Presentation, and in its case, approval of the share repurchase program during the fiscal year 2023.

VIII.	Presentation, and in its case, approval of the 2024 share repurchase program, of the amount that may be used in a revolving manner to such purposes and its execution.

IX.	Appointment, or in its case, ratification of the members of the Board of Directors, and of the presidents of the Audit and Corporate Practices Committees.

X.	Proposal and in its case, approval of the compensations payable to the members of the Board of Directors and committees, during 2024.

XI.	Proposal, and in its case, approval of the long-term incentive plan for the executives of the Company during the period 2024 - 2028.

XII.	Proposal, and in its case, approval to cancel unsubscribed and unpaid shares from the offerings carried out in 2023.

XIII.	Appointment of special delegates for the General Ordinary Meeting.

He then read the agenda of the extraordinary general assembly as follows:

AGENDA FOR THE EXTRAODINARY MEETING

I.	Proposal, and in its case, approval of the modifications to Clauses Sixth, Seventh, Eighth, Eleventh, Twelfth, Fifteenth, Eighteenth, Twenty-Third, Thirtieth and Thirty-First and other related from the by-laws of the Company, to incorporate the amendments to the Securities Market Law and to the General Corporations Law.

II.	Proposal, and in its case, approval of and increase to the capital stock of the Company, through the issuance, and in its case, subscription of single series ordinary, nominative, non-par value shares, representing the variable capital, or of titles or instruments representing them, that will be placed through one or more public offerings, through one or more authorized stock exchanges in Mexico and/or abroad, and with the approval by (and/or registry before) the competent authorities and stock exchanges, without preferred subscription rights and delegation of authority into the board of directors.

III.	Proposal, and in its case, granting of special powers for executing the resolutions adopted by this General Extraordinary Shareholders´ Meeting.

IV.	Designation of special delegates of the General Extraordinary Shareholders´ Meeting.

Afterwards, the items on the agenda corresponding to the ordinary general meeting of shareholders were discussed as set forth below.

I.	Presentation, and in its case, approval of the 2023 annual report by the CEO.

In attending the first point on the agenda, Mr. Lorenzo Dominique Berho Carranza, in his capacity as general director of the Company, read the report that in terms of article 44 section XI of the Securities Market Law and article 172 of the General Company´s Law presents in relation to the fiscal year ended on December 31, 2023. A copy of said document is added to the file of this minute as Annex "3".

After the reading by the general director, the secretary of the Board of Directors commented that this report was presented to the board of directors on February 21st, 2024 and that said corporate body issued a favorable opinion, without qualifications or exceptions.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 87.98% (eighty-seven point ninety-eight percent) of the shares represented at this meeting, which is equivalent to 78.57% (seventy-eight point fifty-eight seven percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	The annual report presented by the General Director of the Company for the fiscal year ending on December 31ST, 2023 is approved in all its parts, in terms of the document atached to the file of these minutes as Annex "3".

SECOND.	The opinion issued by the Board of Directors regarding the report presented here by the Director General is approved.

II.       Presentation, and in its case, approval, of the 2023 annual report by the Board of Directors referred to in fraction IV of Article 28 of the Securities Market Law.

In attending the second point on the agenda, the president read the annual report that, in terms of article 28, section IV, section e), of the Securities Market Law and article 172, section b), of the General Companies Law presents the Board of Directors in relation to the fiscal year ended December 31, 2023, including the opinion of the Board of Directors regarding the annual report of the general director. A copy of said document is attached to the file of these minutes as Annex "4".

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 87.98% (eighty-seven point ninety-eight percent) of the shares represented at this meeting, which is equivalent to 78.57% (seventy-eight point fifty-eight seven percent) of the total shares representing the share capital of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTION

ONLY.	The annual report presented by the Board of Directors of the Company for the fiscal year that ended on December 31, 2023 is approved in all its parts, including without limitation, the opinion of the Board of Directors regarding the annual report presented by the Director General, in terms of the document attached to the file of this minutes as Annex "4".

III.	Presentation, and in its case, approval, of the 2023 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, Environmental, Social and Corporate Governance Committees

In attending to the third point on the agenda, the secretary submitted for the consideration of the Company's shareholders: (1) the report that, in terms of article 43, section II, of the Securities Market Law, is presented by the audit of the Company, (2) the report that in terms of article 43, section I, of the Securities Market Law, is presented by the corporate practices committee of the Company, (3) the activity report of the investment committee, (4) the activities report of the ethics committee, (5) the activities report of the environmental, social and corporate governance committee, and (6) the activities report of the debt and equity committee, all of them issued by the fiscal year ended December 31, 2023. Copies of all said reports are attached to the file of these minutes as Annex "5".

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 91.16% (ninety-one point sixteen percent) of the shares represented at this meeting, which is equivalent to 81.41% (eighty-one point forty-one percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	The report presented by the Company's audit committee for the fiscal year that ended on December 31, 2023 is approved in all its parts, in the terms of the document attached to the file of these minutes as part of Annex "5

SECOND.	The report presented by the corporate practices committee of the Company for the fiscal year that ended on December 31, 2023, is approved in all its parts, in the terms of the document attached to the file of these minutes as part of the Annex " 5".

THIRD.	The activity report of the investment committee prepared for the fiscal year that ended on December 31, 2023 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5".

FOURTH.	The activity report of the ethics committee prepared for the fiscal year ended on December 31, 2023 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5".

FIFTH.	The activity report of the environmental, social and corporate governance committee prepared for the fiscal year ended on December 31, 2023 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5" ..

SIXTH.	The report on activities of the debt and equity committee prepared for the fiscal year ended on December 31, 2023 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5".

IV.       Report on the compliance of tax obligations of the Company and its subsidiaries, during 2023.

In attending to the fourth point on the agenda, Mr. Juan Felipe Sottil Achutegui, in his capacity as CFO of the Company, reported to the shareholders that the Company and its subsidiaries have fully complied with their respective tax obligations in the established terms. by the applicable legislation, which is reported in compliance with the provisions of article 76, section XIX, of the Income Tax Law. A copy of his report is attached to the record of this minutes as Exhibit "6".

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 91.16% (ninety-one point sixteen percent) of the shares represented at this meeting, which is equivalent to 81.41% (eighty-one point forty-one percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTION

ONLY.	The report presented by Mr. Juan Felipe Sottil Achutegui, in his capacity as CFO of the Company, is approved regarding compliance with the tax obligations of the Company and its subsidiaries during the fiscal year ended on December 31, 2023. , in terms of the report attached to the file of this record as Annex "6".

V.       Presentation, and in its case, approval, of the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year 2023, including the report from the external auditor for the Company.

In attending to the fifth point on the agenda, Mr. Juan Felipe Sottil Achutegui submitted for the consideration of the Company's shareholders, the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year ended on December 31, 2023, which include a balance sheet, an income statement, a statement of changes in the financial position of the Company, a statement of changes in equity, the complementary notes and the report and opinion of the Company's external auditor, which Mr. Juan Felipe Sottil Achutegui noted does not contain qualifications or exceptions. A copy of said documents is added to the file of this record as Annex "7".

Likewise, Mr. Juan Felipe Sottil Achutegui commented that these financial statements were reviewed by the Company's Audit Committee in its session held on February 19, 2024 and that said committee recommended their approval.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 90.72% (ninety point seventy two percent) of the shares represented at this meeting, which is equivalent to 81.01% (eighty one point zero one percent ) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	Considering the recommendations of the Audit Committee, the consolidated and audited financial statements of the Company and its subsidiaries are approved in all their parts, which include the balance sheet, the income statement, the statement of changes in financial position, the statement of changes in equity, the complementary notes and the report and opinion issued by the Company's external auditor; all of the above for the fiscal year that ended on December 31, 2023, in terms of the documents attached to the file of this Minutes as Annex "7".

SECOND.	Based on the provisions of article 20 of the General Corporate Law, it is resolved to separate the amounts corresponding to the legal reserve.

THIRD.	It is resolved that the result of the 2023 fiscal year will be applied to the Company's income statement.

VI.	Presentation, and in its case, approval of the decree and payment of a cash dividend, delegation of authority to the Board of Directors

In attending to the sixth point on the agenda, Mr. Juan Felipe Sottil Achutegui, in his capacity as CFO of the Company, informed the shareholders that the board of directors of the Company, in its last session, determined to recommend to the shareholders of the Company, the payment of a cash dividend for the total amount of US$64,686,487.00 (sixty-four million six hundred and eighty-six thousand four hundred and eighty-seven dollars 00/100), legal currency of the United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date. This amount results from the application of the Company's current dividend policy.

Mr. Juan Felipe Sottil Achutegui also commented that the board of directors of the Company recommended to this meeting that, in the same way as in previous years, it be approved that the payment of the aforementioned dividend be made in 4 (four) equal installments, each for the total amount of US$16,171,621.75 (sixteen million one hundred and seventy-one thousand six hundred and twenty-one dollars 75/100) legal currency of the United States of America.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 98.43% (ninety-eight point forty-three percent) of the shares represented at this meeting, which is equivalent to 87.90% (eighty-seven point ninety percent) cent) of the total shares representing the share capital of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST. The payment of a cash dividend is decreed in the amount of US$64,686,487.00 (sixty-four million six hundred and eighty-six thousand four hundred and eighty-seven dollars 00/100), legal currency of the United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date, coming from the Company's retained earnings account.

SECOND.	It is resolved that the declared dividend will be paid to the shareholders in 4 (four) equal installments, each one for the amount of US$16,171,621.75 (sixteen million one hundred seventy-one thousand six hundred twenty-one dollars 75/100) legal currency of the States United States of America, payable in pesos, national currency, at the exchange rate published by the

Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date, with the first payment date being April 16 2024, the second on July 16, 2024, the third on October 15, 2024 and the last on January 15, 2025, through the S.D. Indeval Institutción para el Depósito de Valores, S.A. de C.V., since all the shares representing the capital stock are deposited in said institution.

THIRD.	It is resolved that the aforementioned dividend will be paid to the shareholders of the Company in the amounts and on the dates described in the second resolution above, in proportion to their shareholding, dividing the total amount of each said payment by the number of shares in circulation and with the right to receive said dividend on the date of the respective cut-off carried out by the S.D. Indeval Institutción para el Depósito de Valores, S.A. de C.V., with the understanding that the shares that are held in treasury on that date will not be considered for the purposes of calculating the dividend decreed here.

FOURTH.	The proprietary secretary or the alternate secretary of the Board of Directors of the Company are instructed to publish the necessary notices in the media required and make the corresponding arrangements with the authorities and institutions involved, including, without limitation, the National Commission. Banking and Securities, the Bolsa Mexicana de Valores, S.A.B. de C.V., the New York Stock Exchange and the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., in order to comply with the provisions of the resolutions adopted in this point of the agenda, said procedures include, but are not limited to, the presentation of reports, reports, notices, notifications, certifications, writings and any other documents that are necessary.

VII.       Presentation, and in its case, approval of the share repurchase program during the fiscal year 2023.

In attending to the seventh point on the agenda, Mr. Juan Felipe Sottil Achutegui submitted for the consideration of the shareholders, a report regarding the exercise of the Company's share repurchase program approved by this shareholders' meeting, during the fiscal year 2023. A copy of said report is attached to the file of this minute as Annex “8”.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 98.33% (ninety-eight point thirty-three percent) of the shares represented at this meeting, which is equivalent to 87.81% (eighty-seven point eighty-three one percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTION

ONLY.	The report presented by Mr. Juan Felipe Sottil Achutegui in relation to the exercise of the Company's share repurchase program during the fiscal year 2023 is approved, in terms of the report attached to the file of these minutes as Annex 8.

VIII.       Presentation, and in its case, approval of the 2024 share repurchase program, of the amount that may be used in a revolving manner to such purposes and its execution.

In attending to the eighth item on the agenda, Mr. Juan Felipe Sottil Achutegui commented that the board of directors recommends to the Company's shareholders: (i) ratify the Company's share repurchase program, and (ii) authorize that the balance of the share repurchase program for fiscal year 2023, in the amount of US$100,000,000.00 (one hundred million dollars 00/100) legal currency of the United States of America, be applied to constitute the share repurchase reserve of the Company during fiscal year 2024.

Mr. Juan Felipe Sottil Achutegui confirmed to the shareholders that said amount does not exceed the total balance of the Company's net profits, including those retained from previous years.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 98.27% (ninety-eight point twenty-seven percent) of the shares represented at this meeting, which is equivalent to 87.75% (eighty-seven point seventy-five percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is resolved that the reserve for the repurchase of shares that may be used in a revolving manner during fiscal year 2024, will be equal to the total amount of US$100,000,000.00 (one hundred million dollars 00/100) legal currency of the United States of America, or its equivalent in Pesos, National Currency, reserve that will be used for the Company to acquire through the Bolsa Mexicana de Valores, S.A.B. of C.V. and/or any other authorized stock exchange, shares representing its share capital, at market prices and conditions.

SECOND.	It is stated that this amount does not exceed the sum of the total balance of the Company's net profits, including those retained from previous years.

THIRD.	In terms of article 56 of the Securities Market Law, it is resolved that as long as the shares acquired under the buyback program are property of the Company, as well as any other shares that the Company maintains in treasury, they may not be represented or voted at the Company's shareholder meetings, nor may social or economic rights be exercised with respect to them, but they may be placed on the market by the Company, when deemed appropriate.

FOURTH.	Any repurchase of own shares that the Company carries out under the program authorized herein must be done through stock brokers duly authorized for this purpose and through stock brokerage contracts or similar non-discretionary contracts.

FIFTH.	The necessary powers are delegated to the Company's board of directors so that, if deemed necessary, it confirms or adjusts the policies, rules and guidelines that, in terms of the provisions of the Securities Market Law and the Provisions of General Character Applicable to Securities Issuers and Other Stock Market Participants, said corporate body issued regarding the share repurchase program approved for the year 2023, as well as to adopt any other resolutions it considers necessary in relation to the repurchase plan of shares of the Company.

SIXTH.	The secretary of the Board of Directors is authorized to carry out the necessary communications to the Bolsa Mexicana de Valores, S.A.B. de C.V., to the National Banking and Securities Commission and to any other person, organization and authority that may be required, regarding the share repurchase program authorized herein.

SEVENTH.	It is resolved that in every ordinary general meeting of shareholders of the Company that is held while the reserve for the repurchase of own shares is in force, the administration must present a report on the exercise of said program, in addition to the fact that the board of directors must be informed about it at each ordinary meeting held.

IX.	Appointment, or in its case, ratification of the members of the Board of Directors, and of the presidents of the Audit and Corporate Practices Committees

In attending to the ninth item on the agenda, the secretary informed the shareholders of the Company regarding the recommendations made by the corporate practices committee of the Company, acting as the nominations committee in relation to the integration of the Board of Directors of the Company and on the appointment of the presidents of the audit and corporate practices committees for the fiscal year ending December 31, 2024.

Likewise, the secretary reminded the shareholders that the profiles of each of the members proposed to join the board of directors and committees of the Company during fiscal year 2024 were at their disposal from the date of publication of the call for this meeting and a copy is attached to the file of this record as Annex “9”.

Finally, the secretary stated that all the members proposed to integrate the Board of Directors and committees of the Company have expressed their acceptance regarding said appointments, subject of course, to the condition that this shareholders´s metting approves their respective appointments.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 93.98% (ninety-three point ninety-eight percent) of the shares represented at this meeting, which is equivalent to 83.92% (eighty-three point ninety-eight two percent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is approved that Mr. Stephen B. Williams moves from being a proprietary member to an alternate member for Mr. Douglas M. Arthur.

SECOND.	It is approved that Mrs. Manuela Molina Peralta goes from being an alternate member of Mr. Douglas M. Arthur to a proprietary member in place of Mr. Stephen B. Williams.

THIRD.	It is ratified the appointment of Lorenzo Manuel Berho Corona, Lorenzo Dominique Berho Carranza, Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, Douglas M. Arthur, Stephen B. Williams, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Daniela Berho Carranza, Elías Laniado Laborín, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elías, Rocío Ruíz Chávez, Luis de la Calle Pardo and Francisco Javier Mancera de Arrigunaga, in order to continue as members of the board of directors of the Company during the fiscal year that will end on December 31, 2024 and until the next ordinary general meeting of shareholders ratifies them or appoints their respective successors, having the status of owners or alternates , as indicated below.

FOUTH.	Mr. Lorenzo Manuel Berho Corona is ratified as executive president of the board of directors of the Company for the fiscal year ended on December 31, 2024 and until the general meeting of shareholders ratifies him or appoints his successor.

FIFTH.	Mr. Alejandro Pucheu Romero is ratified as secretary of the Board of Directors and Ms. Jimena María García-Cuéllar Céspedes is appointed to replace Mr. José Eduardo Patiño Gutiérrez as alternate secretary, without any of them being a member of said body, to the fiscal year ended on December 31, 2024.

SIXTH.	It is confirmed that none of the members of the board of directors, the owner secretary or the substitute secretary, will have the obligation to guarantee the liability that they may incur in the performance of their positions.

SEVENTH.	Mr. Francisco Javier Mancera de Arrigunaga is ratified as president of the corporate practices committee of the Company, to continue in his position during the fiscal year 2024 and until the next general shareholders meeting ratifies him or appoints his successor.

EIGHTH.	Mr. Luis Javier Solloa Hernández is ratified as president of the Company's audit committee, to continue in his position during the fiscal year 2024 and until the next general shareholders meeting ratifies him or appoints his successor.

NINETH.	The appointment of the other members of the audit and corporate practices committees is noted; as well as the appointments of the presidents and members of the investment, ethics, debt and equity, and environmental, social and corporate governance committees, in terms of what was approved by the Company's board of directors.

The shareholders state that:

a)	The Board of Directors of the Company in office during the fiscal year 2024, and until the next general shareholders meeting ratifies them or appoints their respective successors, is composed as follows:

Proprietary	Character	Alternate	Character	Position
Lorenzo Manuel Berho Corona	Patrimonial	Lorenzo Dominique Berho Carranza	Patrimonial	President
Manuela Molina Peralta	Independent	Jorge Alberto de Jesús Delgado Herrera	Independent	Member
José Manuel Domínguez Díaz Ceballos	Independent	José Guillermo Zozaya Délano	Independent	Member
Craig Wieland	Independent	Enrique Carlos Lorente Ludlow	Independent	Member
Daniela Berho Carranza	Patrimonial	Elías Laniado Laborín	Patrimonial	Member
Luis Javier Solloa Hernández	Independent	Viviana Belaunzarán Barrera	Independent	Member
Loreanne Helena García Ottati	Independent	José Antonio Pujals Fuentes	Independent	Member
Oscar Francisco Cázares Elias	Independent	Rocío Ruiz Chávez	Independent	Member
Douglas M. Arthur	Independent	Stephen B. Williams	Independent	Member
Luis de la Calle Pardo	Independent	Francisco Javier Mancera de Arrigunaga	Independent	Member

b)	The members Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elias, Rocío Ruiz Chávez, Douglas M. Arthur, Stephen B. Williams, Luis de la Calle Pardo and Francisco Javier Mancera de Arrigunaga, are classified as independent directors, as they do not meet any of the characteristics established in article 26 of the Securities Market Law for not being so. The foregoing, subject to the National Banking and Securities Commission not objecting to his appointment, in terms of the provisions of the last paragraph of said article 26.

c)	c) The Company's audit committee in office during fiscal year 2024 is formed as follows:

Audit Committee
Luis Javier Solloa Hernández	President
Manuela Molina Peralta	Member
Viviana Belaunzarán Barrera	Member
José Manuel Domínguez Díaz Ceballos	Member
Lorenzo Manuel Berho Corona	Permanent Invitee

d)	The corporate practices committee of the Company in office during the 2024 financial year is made up as follows:

Corporate Practices Committee
Francisco Javier Mancera de Arrigunaga	President
José Guillermo Zozaya Délano	Member
José Antonio Pujals Fuentes	Member
Oscar Francisco Cázares Elias	Member
Lorenzo Manuel Berho Corona	Permanent Invitee

X.       Proposal and in its case, approval of the compensations payable to the members of the Board of Directors and committees, during 2024.

In attending to the tenth item on the agenda, the president submitted to the consideration of the shareholders, the compensation proposal for the members of the Board of Directors of the Company in their actions as members of the Board of Directors and as presidents and members of the committees of the Company, which was reviewed and recommended by the Corporate Practices Committee in its last session. A copy of the proposal is attached to the file of these minutes as Annex “10”.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 94.44% (ninety-four point forty-four percent) of the shares represented at this meeting, which is equivalent to 84.34% (eighty-four point thirty-four four percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is resolved that the cash compensation that the members of the Board of Directors of the Company will receive for their actions as such and for their participation in the committees of the Company during the fiscal year ending on December 31, 2024, will be as go on:

Social Body	Compensation per Session
Board of Directors	US$4,180.00
Presidents of the Committees	US$4,400.00
Members of the Committees	US$3,300.00

1.   All members of the Board of Directors have the right to receive compensation for their participation in both, the board of directors and the committees of the Company.

2.   Income tax that will be withheld by the Company will be added to the compensation.

3.   Compensations can be paid in Pesos at the exchange rate published by the Bank of Mexico as applicable on the payment date.

4.   Compensations will only be paid in respect of sessions in which the member in question is actually present.

5.   In the event that the proprietary and alternate attend, only the proprietary member has the right to compensation, unless the board itself or the executive president determines that the presence of the alternate is necessary for the development of any topic.

6.   Company employees who participate in the Board of Directors and/or committees will not have the right to receive compensation.

7.   The executive president of the Board of Directors will only receive the compensation established by the Board of Directors for his position.

SECOND.	It is resolved that the members of the Board of Directors of the Company for their actions as such and for their participation in the committees of the Company during the fiscal year ending on December 31, 2024, will receive, no later than December 31, 2024, a compensation in shares of the Company, equal to the amount that each person has received as cash compensation during fiscal year 2024 in accordance with the provisions of the first resolution above.

THIRD.	To determine the number of shares, the value of the share on the date of delivery of said shares will be taken into account.

FOURTH.	The shares received by the directors in accordance with the provisions herein will be subject to a lock-up period, that is, they may not be sold by the directors for a period of 6 (six) months from the date on which they were granted.

FIFTH.	The necessary powers to determine and implement the most appropriate mechanism for the administration and delivery of the compensation in shares of the Company approved herein are delegated to the Corporate Practices Committee.

XI.	Proposal, and in its case, approval of the long-term incentive plan for the executives of the Company during the period 2024 - 2028.

In atending to the eleventh point on the agenda, Mr. Juan Felipe Sottil Achutegui submitted to the consideration of the shareholders the approval of the compensation plan for the Company's executives for the period 2024 to 2028, in the terms of the plan, which is attached to the file of this record as Annex “11”.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 96.74% (ninety-six point seventy-four percent) of the shares represented at this meeting, which is equivalent to 86.39% (eighty-six point thirty-four nine percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is resolved to approve the long-term incentive plan for the Company's executives, applicable for the period 2024 - 2028, which consists of a payment in shares of the Company to the executives determined by the corporate practices committee, considering only the "Total Relative Return” of the Company's share compared to its peers in the industrial sector that have been listed on the Bolsa Mexicana de Valores, S.A.B. of C.V. during the period in which the measurement is made, in terms of what is provided for in the plan that is attached to the file of this record as Annex “11”.

SECOND.	It is resolved that the corporate practices committee will be the body in charge of reviewing the parameters and amounts of the minimum and maximum compensation plan applicable during each year of the approved plan.

THIRD.	It is resolved that the maximum amount of shares that may be allocated for the payment of the long-term incentive approved here, during the period 2024-2028, will be up to 20,000,000 (twenty million) nominative, ordinary, single series, representative shares of variable capital of the Company.

FOURTH.	It is resolved that the corporate practices committee will be in charge of verifying the Total Relative Return of the Company's shares, as well as determining during the period 2024-2028, who will be the peers of the Company against whom the measurement is carried out and any other aspects applicable to the determination of said factor.

FIFTH.	The minimum amount to be delivered to executives based on performance during any year of the plan period may be equal to 50% (fifty percent) of the established target shares; and the maximum may not exceed 150% of the target actions established for the year in question. The shares assigned to the executives under this plan will be delivered in 3 (three) equal installments, within the 3 (three) years following the year in which they were assigned.

SIXTH.	It is resolved that the shares will be delivered using the same mechanics of the trust established by the Company for the administration of the incentive plan approved for the period 2020-2024; with the understanding that the corporate practices committee will be empowered to make any changes it deems pertinent for the implementation of the long-term incentive plan approved here.

SEVENTH.	It is resolved that the shares to be delivered to the Company's executives as part of the long-term incentive plan will be acquired by the Company under market terms and conditions through the share repurchase program approved by this meeting, to its subsequent transmission to the trust referred to in the previous resolution.

EIGHT.	It is resolved to approve that in the event that eligible executives in accordance with the resolutions adopted by the corporate practices committee invest the liquid resources from their short-term compensation in shares of the Company, the Company will contribute 20% to said executives ( twenty percent) additional shares, which will be delivered in 3 (three) equal installments within the 3 (three) years following the year in which they were acquired.

NINETH.	The powers to review and implement the mechanism for the proper implementation of the long-term incentive plan approved herein are delegated to the corporate practices committee, as well as to determine the members of the administration who may benefit from this incentive plan. long-term incentive and the amount of shares that each beneficiary member of this plan will receive.

XII.       Proposal, and in its case, approval to cancel unsubscribed and unpaid shares from the offerings carried out in 2023.

In attending to the twelfth point on the agenda, the secretary reminded the shareholders that the meeting held on March 30, 2023 approved the issuance of up to 210,000,000 (two hundred and ten million) single series, ordinary, nominative shares, no par value, representative of the variable part of the unsubscribed share capital, in order to be offered for subscription and payment in one or more offers through one or several issues through any other stock exchange authorized in Mexico and/or in any stock exchange of the United States of America and/or any other jurisdiction, and that after the public offerings completed in the months of June and December 2023, a total of 23,750,000 (twenty-three million seven hundred and fifty thousand) shares; remained pending subscription and payment; which in this act it is proposed to cancel, with the understanding that, after giving effect to said cancellation, the subscribed and paid share capital of the Company will not suffer any change.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 98.33% (ninety-eight point thirty-three percent) of the shares represented at this meeting, which is equivalent to 87.81% (eighty-seven point eighty-three one percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is resolved to cancel 23,750,000 (twenty-three million seven hundred and fifty thousand) ordinary, nominative, single series shares, representing the variable portion of the Company's share capital that were issued by resolution of the meeting held on March 30, 2023 and that to date have not been subscribed.

SECOND.	It is resolved to grant in favor of Juan Felipe Sottil Achutegui, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes and Navil Rosario Marín Escamilla a special power in terms of its object, but general in terms of its authority, the attorneys having the authority described in the first three paragraphs of article 2554 (two thousand five hundred and fifty-four) of the Federal Civil Code, the Civil Code for the Federal District (today Mexico City) and its correlative articles in the codes applicable in the Mexican Republic, as well as in accordance with the article 9 (nine) of the General Law of Credit Securities and Operations so that acting jointly or separately, on behalf of the Company, they proceed to cancel the actions referred to in the first resolution above, including without limitation, taking actions as well as obtaining and submit any credit instrument, documents, certifications, opinions and instruments necessary for said cancellation before the National Banking and Securities Commission, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. and before any other body and authority that is necessary and issue the relevant events that correspond.

THIRD.	The secretary of the board of directors is instructed to make all the corresponding records in the corporate books of the Company and to issue any certification and carry out any actions that are necessary to proceed with the cancellation of the shares referred to in the previous resolutions.

FOURTH.	Any two proprietary members of the Board of Directors are authorized to subscribe new shares representing the capital of the Company or securities that represent them, and the secretary of the Board of Directors is authorized to carry out the acts that are necessary for the exchange of the securities representing the share capital of the Company and for their deposit in the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V. and/or with any other depositary as required.

XIII.       Appointment of special delegates for the General Ordinary Meeting.

In attending to the thirteenth point on the agenda, the secretary submitted to the consideration of the shareholders the proposal to appoint the special delegates of this meeting.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 98.43% (ninety-eight point forty-three percent) of the shares represented at this meeting, which is equivalent to 87.90% (eighty-seven point ninety percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	Lorenzo Manuel Berho Corona, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes and Navil Rosario Marín Escamilla are designated as special delegates of this meeting so that, acting jointly or separately, they may issue the certifications related to these minutes that are necessary or convenient.

SECOND.	Lorenzo Manuel Berho Corona, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes and Navil Rosario Marín Escamilla are designated as special delegates of this meeting so that, acting jointly or separately, they may go before the notary public of their choice and notarize these minutes, as well as so that in the same way, they proceed to manage their registration with the public registry of commerce of Mexico City and give the required notices.

Afterwards, at twelve hours and ten minutes, the items on the agenda corresponding to the extraordinary general meeting of shareholders were discussed as set forth:

I.	Proposal, and in its case, approval of the modifications to Clauses Sixth, Seventh, Eighth, Eleventh, Twelfth, Fifteenth, Eighteenth, Twenty-Third, Thirtieth and Thirty-First and other related from the by-laws of the Company, to incorporate the amendments to the Securities Market Law and to the General Corporations Law

In attending to the first item on the agenda of this extraordinary general meeting of shareholders, the secretary explained to the shareholders the convenience of modifying the sixth, seventh, eighth, eleventh, twelfth, fifteenth, eighteenth, twenty-third, thirtieth, thirty-first and thirty-third clauses of the bylaws of the Company in accordance with the terms contained in the presentation that is attached to the file of this minute as Annex “12”, in order to incorporate the latest reforms published to the General Corporations Law on October 20th, 2023 and the Securities Market Law of December 28th, 2023.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 98.38% (ninety-eight point thirty-eight percent) of the shares represented at this meeting, which is equivalent to 87.72% (eighty-seven point seventy-one two percent) of the total shares representing the subscribed, paid and voting capital stock at this meeting, adopted the following:

RESOLUTIONS

FIRST.	The sixth, seventh, eighth, eleventh, twelfth, fifteenth, eighteenth, twenty-third, thirtieth, thirty-first and thirty-third clauses of the Company's statutes are modified, so that from this date, they remain drafted in accordance with the provisions of the document attached to the appendix of these minutes as Annex “12”.

SECOND.	The restatement of the Company's statutes is approved; Therefore, the current statutes will be those contained in the document attached to the appendix of these minutes as Annex “13”.

THIRD.	The secretary of the Board of Directors is authorized to carry out the necessary communications to the Bolsa Mexicana de Valores, S.A.B. de C.V., to the National Banking and Securities Commission, to the S.D. Indeval Institución para el Depósito de Valores, S.A. of C.V. and to any other stock exchange, authority or person that may be required, regarding the modification to the bylaws of the Company approved herein.

FOURTH.	Any two proprietary members of the Board of Directors are authorized to subscribe the new shares representing the capital of the Company, which contain the reformed bylaws of the Company, and the secretary of the Board of Directors is authorized to carry out the acts that are necessary for the exchange of the securities representing the share capital of the Company and for their deposit in the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V. and/or with any other depositary as required.

FIFTH.	The secretary of the Board of Directors is authorized to carry out all the procedures and requests, sign all the documents, certifications, declarations and instruments and provide all the necessary information, before all the necessary authorities, entities, organizations and third parties, to give effect to the modification of the bylaws of the Company approved here.

II.	Proposal, and in its case, approval of and increase to the capital stock of the Company, through the issuance, and in its case, subscription of single series ordinary, nominative, non-par value shares, representing the variable capital, or of titles or instruments representing them, that will be placed through one or more public offerings, through one or more authorized stock exchanges in Mexico and/or abroad, and with the approval by (and/or registry before) the competent authorities and stock exchanges, without preferred subscription rights and delegation of authority into the board of directors

In attending to the second point on the agenda of this extraordinary general meeting of shareholders, the president proposed to the shareholders to approve an increase in its variable part of the Company's capital, in a minimum amount equal to $1,000,000,000.00 (One Thousand Million Pesos 00 /100 MN), corresponding to a theoretical value per share equal to $10.00 (Ten Pesos 00/100 MN), through the issuance of up to 100,000,000 (one hundred million) single series, ordinary, nominative shares, no par value, representative of the variable part of the share capital, which is intended to be offered for subscription and payment through one or several issues through the Bolsa Mexicana de Valores, S.A.B. de C.V., the New York Stock Exchange, any other stock exchange authorized in Mexico and/or any stock exchange in the United States of America and/or any other jurisdiction.

Likewise, the president explained to the meeting that it is requested to approve the delegation to the Board of Directors of the Company, as permitted by Article 55 Bis of the Securities Market Law and the modified bylaws, the necessary powers for said body social, determine the date or dates, amounts (including price and amount attributable to share capital and share subscription premium), placement agents or intermediaries, way of making the increase public, placement method (including determining whether the offer will be public or private), markets or investors to whom they will be offered, and other terms and conditions related to the proposed capital increase, granting it express powers to resolve on the exclusion of the preferential subscription right in relation to the placement, subscription and payment of the representative shares of the capital increase.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 94.00% (ninety-four percent) of the shares represented at this meeting, which is equivalent to

83.82% (eighty-three point eighty-two percent) of the total shares representing the capital of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	An increase in the variable portion of the Company's share capital is approved, in a minimum amount equal to $1,000,000,000.00 (One Thousand Million Pesos 00/100 MN), corresponding to a theoretical value per share equal to $10.00 (Ten Pesos 00/100 MN), which will be represented by up to 100,000,000 (one hundred million) single series, ordinary, nominative shares, no par value, representing the variable part of the capital stock, which may be represented by American Depositary Shares or ("ADSs") or placed directly; The shares thus issued, or ADSs that represent them, may be offered for subscription and payment through one or more public and/or private offers in Mexico, through the Bolsa Mexicana de Valores, S.A.B. de C.V., the New York Stock Exchange, any other authorized exchange in Mexico and/or any exchange in the United States of America and/or in any other jurisdiction, in accordance with the Securities Market Law (and the provisions applicable thereto) of the same and the Securities and Exchange Act of 1933, and for such purposes it may be requested and obtained from any competent authority (including the Mexican National Banking and Securities Commission and the Securities and Exchange Commission), or carry out, as appropriate, (1) the registration of ADSs that will have the issued shares as underlying, to be placed in the United States of America and in other markets, (2) a preventive registration or update of registration of the shares in Mexico (in the National Securities Registry maintained by the National Banking and Securities Commission), the United States of America and/or in any other jurisdiction, (3) the issuance of any type of security convertible into shares, and/or (4) the issuance, placement and subscription of any combination of the above or any other type of securities that represent the shares issued as a result of the approved capital increase.

SECOND.	It is approved to delegate to the Board of Directors of the Company, as permitted by Article 55 Bis of the Securities Market Law and the modified bylaws, the powers that are necessary for said corporate body to resolve the date or dates, amounts ( including price and amount attributable to share capital and share subscription premium), placement agents or intermediaries, way of making the increase public, placement method (including determining whether the offer will be public or private), markets or investors to whom will offer, and other terms and conditions relating to the proposed capital increase.

THIRD.	It is approved to delegate express powers to the Board of Directors to resolve on the exclusion of the preferential subscription right in relation to the placement, subscription and payment of the shares (or ADSs that represent them) representing the capital increase..

FOURTH.	The Delegates of the Shareholders Meeting are empowered to notify the Board of Directors of the Company regarding the powers delegated by the general meeting of shareholders.

FIFTH.	The Board of Directors is instructed, in all cases through the delegates designated for this purpose, to inform the general shareholders meeting and the general public regarding the exercise of the power granted and to report to the general shareholders meeting of the Company with respect to the actual amount of the capital increase (and the amount of the share subscription premium), once the approved share offer(s) has been concluded, so that as of said notification, the entries are made corresponding, the shares actually subscribed and paid through their subscription are considered subscribed and paid (including through securities that represent them), the share capital is considered to have increased, precisely in the notified amount, and the registration of the shares is updated in the National Securities Registry or in any other registry or before any other competent authority.

SIXTH.	The secretary of the Board of Directors of the Company is hereby authorized to carry out all the necessary acts related to the capital increase described above, directly or through the persons he designates, upon instruction of the Board of Directors itself and approved, including the issuance of new share certificates, the exchange of share certificates, the cancellation of existing certificates and the necessary records into the books of the Company, including any acts related to the shares that are represented by other titles.

SEVENTH.	It is approved and ratified that any of the Delegates of the meeting carry out all necessary or convenient acts and procedures before any competent authority and stock exchange or any third party, including any institution for the deposit of securities, in relation to the approved capital increase.

EIGHTH.	The Delegates of the meeting are instructed to request the update of the registration of the shares issued as a result of the capital increase approved in this item of the agenda, in the National Securities Registry maintained by the National Banking and Securities Commission.

NINETH.	It is resolved that the above resolutions are subject to the condition that all necessary authorizations are obtained from any competent authorities, stock exchanges and institutions for the deposit of securities, the National Banking and Securities Commission and the Securities and Exchange Commission of the United States of America, before the Board of Directors is offering the shares (or securities that represent them) subject to approval by this meeting.

TENTH.	Any two proprietary members of the Board of Directors are authorized to subscribe to the new shares representing the capital of the Company or securities that represent them, which are issued due to the increase authorized by the assembly, and the secretary of the Board of Directors to carry out the acts that are necessary to carry out the exchange of the securities representing the share capital of the Company and for their deposit, or deposit of securities that represent them, in the S.D Indeval Institution for the Deposit of Securities , S.A. of C.V. and/or with any other depositary as required.

ELEVENTH.	The Company, acting through any of the Delegates of the meeting or their representatives, is authorized to prepare and present any request for authorization or update of registration of shares or certificates that represent them before any registry or in relation to any offer of the same, whether public or private, application for listing before any stock exchange of shares or securities that represent them, approval, subscription, signature and delivery of any application for registration or registration, preparation, approval, signature, delivery and presentation of any prospectus for the placement of shares or securities representing shares or any other similar document that describes the situation and operations of the Company, the preparation, approval, presentation, signing and delivery of any declaration, certification, document or instrument with respect to the Company, its shares or securities that represent them or the situation and operations of the Company, the negotiation and signing of any contract or agreement, or any other related document, instrument or certification, including any placement or purchase contract (such as an underwriting agreement or a purchase agreement), deposit contract or non-sale contract, and the performance of any related act, of any nature, that is necessary or convenient.

III.	Proposal, and in its case, granting of special powers for executing the resolutions adopted by this General Extraordinary Shareholders´ Meeting

In attending to the third point on the agenda for this extraordinary general meeting of shareholders, the president explained to the shareholders that as a consequence of the resolutions adopted when dealing with point II above, it was convenient to grant powers to different people to carry out the acts approved by this shareholders meeting.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 98.42% (ninety-eight point forty-two percent) of the shares represented at this meeting, which is equivalent to 87.76% (eighty-seven point seventy-two six percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is resolved to grant in favor of Lorenzo Manuel Berho Corona (with federal taxpayer registration BECL5909155A7), Lorenzo Dominique Berho Carranza (with federal taxpayer registration BECL820708PS6), Juan Felipe Sottil Achutegui (with federal taxpayer registration SOAJ591224DT5) and Alejandro Pucheu Romero (with federal taxpayer registration PURA7407166V9) (jointly, the “Delegates of the Meeting”) a special power in terms of its object, but general in terms of its powers, having all the powers described in the first three paragraphs of article 2554 (two thousand five hundred fifty-four) of the Federal Civil Code, the Civil Code of Mexico City and its correlative articles in all other civil codes of the states of the Mexican Republic, as well as those established in article 9 (nine) of the General Law of Credit Instruments and Operations, so that, acting jointly or separately, they carry out in the name and representation of the Company, all acts related to the resolutions adopted in the previous item on the agenda of this general extraordinary meeting and with any resolution issued by the Board of Directors in relation to said matter, which is a result of the delegation of powers by this meeting, which are necessary or convenient to comply with them, including: (i) the implementation and registration of any documents necessary in relation to the offer and issuance of any securities to be issued as part of the Company, (ii) the execution and implementation of any of the documents mentioned in the resolutions adopted in the previous item on the agenda of this general extraordinary meeting and any resolution issued by the Board of Directors in this regard, (iii) any shares, purchase contracts, placement contracts, deposit contracts, issuance minutes, instruments, modifications, documents, applications, placement prospectuses, certificates of indenture, offering memorandums or similar instruments, warranties, non-sale or similar contracts, certifications, documents, waivers and instruments of any kind and however denominated, issued in accordance with the laws of any jurisdiction, which are acceptable for the Company and that are necessary or related to the foregoing and/or any issuance in this regard, the granting and exercise of any over-allotment option in accordance with customary market terms and conditions for said documents, to agree on any stabilization operations, which they must contain terms, conditions, declarations, obligations, compensation, indemnities and contribution clauses customary for said type of documents and that are approved by the Delegates of the Meeting, any contracts to be entered into with any financial intermediary and securities depositories in Mexico, in the United States of America and/or in any other jurisdiction, certifications in relation to the business and operations of the Company and its subsidiaries, (iv) carry out any other related actions, before any person in any jurisdiction and under laws applicable anywhere, as well as to negotiate any and all terms and conditions and execute any document that may be necessary or convenient in connection with the offer and/or any issue of securities, in any jurisdiction in accordance with any law and in any language as necessary, and (v) as well as to execute any supplement, amendment, modification or addition to any or all previously executed documents, as necessary or convenient to the Company at any time.

SECOND.	It is resolved that the Delegates of the Meeting designated in the first resolution above, will enjoy broad powers of substitution so that acting jointly or separately, any of them may partially replace their powers and/or grant them in favor of any process agent in any jurisdiction ( the “Process Agent”), a special irrevocable power for lawsuits and collections, in the terms of the first paragraph of article 2,554 of the Federal Civil Code and its correlatives of the Civil Codes of the states of Mexico and Mexico City, empowering the Process Agent to receive, in the name and representation of the Company, in any jurisdiction where it is established, through any of its officials or representatives, any notification or summons regarding any lawsuit, action or judicial or administrative procedure or arbitration, initiated against or by the

Company in said jurisdiction, related in any way to the offer of the authorized shares (or securities representing them) (including those authorized by the Board of Directors), including in relation to any of the contracts, agreements, minutes of issuance, instruments, guarantees and documents whose subscription has been authorized by the Company, either by this shareholders meeting or by the Board of Directors in exercise of the delegation approved by the shareholders meeting, with the understanding that any notification received by, or service made to the Process Agent, will be considered a notice or service made personally to the Company for all legal purposes. For the purposes of the above, the Delegates of the Meeting may establish the address of the Process Agent as the conventional address to receive any of the aforementioned notifications, in the understanding, furthermore, that any power granted by the Delegates of the Meeting in favor of the Process Agent in accordance with the provisions of this resolution, will remain in force until all obligations derived from the documents signed by the Company in relation to any offer of the authorized shares have been satisfied in their entirety, or the prescription of all shares derived from them, whichever occurs first.

Any power granted or substituted by the Delegates of the Meeting in accordance with the provisions of the previous paragraph may be granted with the character of irrevocable in terms of article 2,596 of the Federal Civil Code and the Civil Code for Mexico City and its correlative articles and consistent with the Civil Codes of each of the entities of the United Mexican States, if required by any of the documents to be signed by the Company as authorized.

IV.	Designation of special delegates of the General Extraordinary Shareholders´ Meeting

In attending to the fourth point on the agenda of this extraordinary general meeting, the secretary submitted to the consideration of the shareholders the proposal to appoint the special delegates of this meeting.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 98.42% (ninety-eight point forty-two percent) of the shares represented at this meeting, which is equivalent to 87.76% (eighty-seven point seventy-two six percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	Lorenzo Manuel Berho Corona, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes and Navil Rosario Marín Escamilla are designated as special delegates of this assembly so that, acting jointly or separately, they may issue the certifications related to these minutes that are necessary or convenient.

SECOND.	Mr. Lorenzo Manuel Berho Corona, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes and Navil Rosario Marín Escamilla are designated as special delegates of this meeting so that, acting jointly or separately, they may go before the notary public of their choice and notarize this document, as well as so that in the same way, they proceed to manage their registration with the public registry of commerce of Mexico City and give the notices that, related to the matters discussed here, are required.

There being no other matter to discuss, this ordinary and extraordinary general meeting was suspended to prepare these minutes, which once approved, are authorized by the president, the secretary and the scrutineers with their respective signatures.

This meeting was concluded at twelve hours and thirty-two minutes on March 21, 2024.

PRESIDENT SECRETARY	PRESIDENT SECRETARY

Mr. Lorenzo Manuel Berho Corona	Mr. Alejandro Pucheu Romero

SCRUTINEERS

Ms. Claudia Alejandra Márquez Rueda	Ms. Navil Rosario Marín Escamilla

The file of this minutes contains: (1) copy of the call published in the newspaper "Reforma" and published in the electronic system of the Ministry of Economy, (2) the attendance list, copies of the power of attorney letters displayed, certifications issued by the S.D. Indeval Institución para el Depósito de Valores, S.A. of C.V. and participating custodians, exhibited by the shareholders and a copy of the list issued by the S.D. Indeval Indeval Institución para el Depósito de Valores, S.A. of C.V. dated March 12th, 2024, (3) copy of the annual report of the CEO, (4) copy of the annual report of the board of directors, (5) copy of the report of the corporate practices, audit, investment, ethics committees, debt and equity and environmental, social and corporate governance, (6) copy of the tax compliance report, (7) copy of the audited and consolidated financial statements of the Company and its subsidiaries and the report and opinion of the external auditor, (8) copy of the report on the exercise of the share repurchase program, (9) copy of the profile of each of the proposed members of the board of directors, (10) copy of the compensation proposal for the members of the board of directors administration and committees, (11) copy of the long-term incentive plan for executives of the Company, (12) proposed modification to the bylaws, (13) certification of the bylaws and (14) copies of the vote counts for each of the items on the agenda of this ordinary and extraordinary general meeting of shareholders, signed by the scrutineers.

**End of Text**